Globa Terra Acquisition Corporation
382 NE 191st Street #952377
Miami, Florida 33179

July 2, 2025

VIA EDGAR

Securities and Exchange Commission
Office of Real Estate & Construction
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey Lewis, Shannon Menjivar, Stacie Gorman and Pamela Long

Re:	Globa Terra Acquisition Corporation Registration Statement on Form S-1, as amended File No. 333-286585

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Globa Terra Acquisition Corporation, a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 9:00 a.m., Eastern Time, on Monday, July 7, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Gil Savir of Paul Hastings LLP, counsel to the Company, at (212) 318-6080, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Agustin Tristan Aldave
Agustin Tristan Aldave
Chief Executive Officer